

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Anna Williams
Vice President and Chief Financial Officer
HKN, Inc.
180 South Street, Suite 200
Southlake, TX 76092

> **Re:** **HKN, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 1-10262**
> **Filed February 19, 2010, as amended April 14, 2010, and February 3, 2011**

Dear Ms. Williams:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief

cc: <u>Via Facsimile</u>
        Bruce H. Hallett, Esq.
        (214) 922-4142